Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Successor										Predecessor
	Nine Months Ended September 30, 2013(b)		Nine Months Ended September 30, 2012(b)		Year Ended December 31, 2012(b)		Year Ended December 31, 2011(b)		Period From October 1, 2010 Through December 31, 2010(b)		Period From July 1, 2010 Through September 30, 2010		Year Ended June 30,
													2010 (c)		2009 (c)		2008 (c)
Computation of Earnings:
Income (loss) before income taxes	$673.3		$598.6		$744.2		$621.8		$129.2		$90.6		$353.4		$(0.2)		$(113.6)
Fixed charges	428.0		230.7		319.0		275.2		64.7		90.3		459.6		686.7		854.8

	$1,101.3		$829.3		$1,063.2		$897.0		$193.9		$180.9		$813.0		$686.5		$741.2

Computation of Fixed Charges:
Fixed charges: (a)
Interest expense	$423.4		$227.5		$314.8		$271.1		$63.8		$89.4		$455.3		$681.5		$848.7
Implicit interest in rent	4.6		3.2		4.2		4.0		0.9		0.9		4.3		5.2		6.1

	$428.0		$230.7		$319.0		$275.1		$64.7		$90.3		$459.6		$686.7		$854.8

Ratio of Earnings to Fixed Charges	2.6	x	3.6	x	3.3	x	3.3	x	3.0	x	2.0	x	1.8	x		(d)		(d)

(a)	For purposes of such computation, the term “fixed charges” represents interest expense, including amortization of debt issuance costs, and a portion of rentals representative of an implicit interest factor for such rentals.
(b)	For the nine months ended September 30, 2013 and 2012, interest expense excludes $9.3 million and $25.9 million, respectively, of net purchase premium amortization. For fiscal 2012 and 2011 and for the three months ended December 31, 2010, interest expense excludes $31.5 million, $67.0 million and $27.1 million, respectively, of purchase accounting premium amortization.
(c)	For the years ended June 30, 2010, 2009 and 2008, interest expense excludes $2.0 million, $45.1 million and $10.2 million, respectively, of non-cash amortization of warrant costs.
(d)	The amount of the coverage deficiency for the year ended June 30, 2009 and 2008, was approximately $0.2 million and $113.6 million, respectively.